UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
____________________

HONDO MINERALS CORP. (Name of Subject Company) HONDO MINERALS CORP. (Name of Person Filing Statement) ____________________

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

43813W106 (CUSIP Number of Class of Securities)

William Miertschin
President, CEO, and Director
15303 N. Dallas Parkway, Suite 1050

Addison, Texas 75001

(214) 444-7444

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

____________________

WITH COPIES TO: Luke Zouvas Zouvas Law Group 2368 Second Avenue San Diego, CA 92101 (619) 688-1715

☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a unsolicited offer.

Important Information

Hondo Minerals (“HMNC”) received an unsolicited offer from Magnolia Hill, LLC to purchase all of the HMNC’s common stock and assets. The offer as presented was for $0.62 per share in a combination of both cash and stock. The unsolicited offer for the outstanding shares of HMNC has not yet commenced. This communication is not a recommendation, an offer to sell or a solicitation of an offer to sell shares of HMNC. At the time the unsolicited offer is commenced, the Purchaser and/or the Parent or one of their affiliates will file a unsolicited offer statement on Schedule TO with the Securities and Exchange Commission (the “Commission”) if necessary, and HMNC will file a solicitation/recommendation statement on Schedule14D-9 with respect to the unsolicited offer. Investors and HMNC stockholders are strongly advised to carefully read the unsolicited offer statement (including the offer to purchase, the letter of transmittal and the related unsolicited offer documents) and the related solicitation/recommendation statement when they become available, as they will contain important information, including the various terms of, and conditions to, the unsolicited offer. Such materials, when prepared and ready for release, will be made available to HMNC’s stockholders at no expense to them. In addition, at such time HMNC stockholders will be able to obtain these documents for free from the Commission’s website at www.sec.gov.

Press Release

Hondo Minerals Received an Unsolicited Offer to Purchase All of the Company's Common Stock and Assets

CHLORIDE, AZ, Nov. 26, 2012 /PRNewswire/ - Hondo Minerals Corporation (“HMNC”) today announces that on Tuesday, November 20, 2012, Hondo Minerals received an unsolicited offer to purchase all of the Company's common stock and assets. The offer as presented was for $0.62 per share in combination of cash and in stock. The letter of intent is subject to due diligence by both parties. Other requirements of the letter of intent included:

  Hondo Minerals complete a 43-101 reserve report relating to the minerals at the Tennessee Schuykill Mine property in Chloride, Arizona which is to be prepared and issued by an independent third party.
  Verification of the E-Leach technology as a process relating to the leaching of precious metals.
  Verification of the status of rights regarding patents covering the leaching process.

The Company's Board of Directors approved a Letter of Intent ("LOI"). The parties will negotiate the terms and prepare the Definitive Agreements that will govern the proposed purchase and agree to use all reasonable efforts to complete the foregoing within the next 120 days.

Bill Miertschin, CEO of Hondo Minerals says, "Other companies and industry professionals are now recognizing the value of our properties, our resources, our equipment and our facilities, as well as our technology and our processes. The path of Hondo Minerals is to independently verify and professionally categorize our assets and our technology.  While this process takes place we will continue look to stream line operations, analyze and improve our process and generate additional income from the sale of precious and non-precious metals."

Board Review

The Board of Directors of HMNC, consistent with its fiduciary duties, will review the offer and make a recommendation to the HMNC shareholders. To this end, the original unsolicited offer contained a proposed $250,000 deposit in order to bind HMNC to a “no-shop” clause, meaning HMNC would not be able to entertain any additional offers for a period of 120 days from the date the Letter of Intent was executed. However, consistent with the Board’s duties this offer was summarily rejected; the HMNC Board believed the no-shop provision would severely limit HMNC’s ability to entertain any other potential offers. At this time, HMNC has not received any additional offers at this time.

About Hondo Minerals Corp.

We are a forward-thinking, innovative and dynamic mining Company with headquarters in Addison, Texas. We were incorporated under the laws of the State of Nevada on September 25, 2007. We are engaged in the acquisition of mines, mining claims, and mining estate in the United States, Canada and Mexico. Its common stock is listed on the Over The Counter Bulletin Board (OTC:HMNC). www.hondominerals.com

About Magnolia Hill, LLC

Magnolia Hill Resources, LLC ("Company") is a resource based limited liability company formed in the state of Texas with interests in the natural resource sector that include oil and gas, and mining. The Company holds interests in producing oil and gas properties in Texas along with an interest in a natural zeolite mine located in Arizona. Magnolia Hill Resources is presently engaged in the acquisition of mining claims and interests as well as the development of oil and gas properties in Texas and California. The Company was formed in 2009 and is a private company with no public shareholders; it has access to both equity and debt capital to facilitate acquisitions in the previously mentioned sectors. Magnolia Hill Resources possesses the knowledge and experience to properly evaluate mining and exploration & production opportunities in order to capitalize on unrealized opportunities and values. The Company is headquartered in San Diego and requests can be directed to info@magnoliahillresources.com.

Forward Looking Statements. Statements made in this release, our website and in our other public filings and releases, which are not historical facts contain “forward-looking” statements (as defined in the Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties and are subject to change at any time. These forward-looking statements may include, but are not limited to, statements containing words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “may”, “target” and similar expressions. Factors that could cause actual results to differ materially include, but are not limited to, the following: costs, litigation, an economic downturn or changes in the laws affecting our business in those markets in which we operate. There can be no assurance that a merger or other transaction will increase shareholder value. The forward-looking statements involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control. We caution investors that any forward-looking statements made by us are not guarantees of future performance. We disclaim any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.